Sub-Item 77C: Submission of matters to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on January 13, 2006, the following proposals were voted upon:

The proposal to approve a new Investment Advisory Agreement with Davis-Dinsmore Management Company passed, as 6,190,195 shares voted for, 967,567 shares voted against, 311,084 shares abstained, and 1,179,405 shares were broker non-votes.

The proposal to eliminate the Fund's fundamental investment restriction related to investments in unseasoned issuers passed, as 5,947,552 shares voted for, 1,108,525 shares voted against, 412,769 shares abstained, and 1,179,405 shares were broker non-votes.

The proposed Agreement of Merger which provides for the reorganization of the Fund as a Delaware statutory trust was approved at an adjourned meeting held on February 13, 2006, as 6,329,212 shares voted for, 1,203,767 shares voted against, 513,858 shares abstained, and 1,002,831 shares were broker non-votes.

The proposal to amend the Articles of Incorporation that would give shareholders the right to tender their shares during the current fiscal year did not pass, as 2,038,349 shares voted for, 4,991,596 shares voted against, 438,901 shares abstained, and 1,179,405 shares were broker non-votes.